Exhibit 99.1

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the 5th day of July, 2013 and the Company acknowledges and consents hereto.

RICHARD MCGAUGHEY

/s/ Richard McGaughey

COMPANY

HAVERTY FURNITURE COMPANIES, INC.

By:	/s/ Jenny H. Parker
Name:	Jenny H. Parker
Title:	Senior Vice President, Finance, Secretary and Treasurer
Address:	780 Johnson Ferry Road, NE, Suite 800 Atlanta, GA 30157